As filed with the Securities and Exchange Commission on December 16, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ISCO International, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	36-3688459
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)

451 Kingston Court

Mt. Prospect, Illinois 60056

(847) 391-9400

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Dr. Amr Abdelmonem

Chief Executive Officer

ISCO International, Inc.

451 Kingston Court

Mt. Prospect, Illinois 60056

(847) 391-9400

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

COPIES TO:

Barry M. Abelson, Esquire Pepper Hamilton LLP 3000 Two Logan Square Eighteenth and Arch Streets Philadelphia, Pennsylvania 19103-2799 (215) 981-4000	Michael P. Gallagher, Esquire Pepper Hamilton LLP 400 Berwyn Park 800 Cassatt Road Berwyn, Pennsylvania 19312-1183 (610) 640-7800

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:    From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Shares To Be Registered	Amount To Be Registered(1)	Proposed Maximum Aggregate Price Per Unit(2)	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee

Common Stock, $0.001 par value, including preferred stock purchase rights	1,000,000	$0.405	$405,000	$$33.00

(1)	Includes an indeterminate number of shares of ISCO International, Inc. common stock that may be issuable by reason of stock splits, stock dividends or similar transactions.

(2)	The amount is based on the average of the high and low prices of ISCO International’s common stock on the American Stock Exchange on December 10, 2003 and is used solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated December 16, 2003

PROSPECTUS

1,000,000 SHARES

ISCO INTERNATIONAL, INC.

COMMON STOCK

This prospectus relates to the resale of an aggregated of 1,000,000 shares of common stock that we issued and sold to the selling stockholder listed on page 14. We will not receive any proceeds from the sale of the shares by the selling stockholder.

The selling stockholder, or its pledgees, donees, transferees or other successors-in-interest, may offer the common stock through public or private transactions, at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

Our common stock is listed on the American Stock Exchange under the symbol “ISO.” On December 15, 2003, the reported last sale price of our common stock on the American Stock Exchange was $0.50 per share.

Our principal offices are located at 451 Kingston Court, Mt. Prospect, Illinois 60056, our telephone number is (847) 391-9400.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE “ RISK FACTORS” BEGINNING ON PAGE 4 OF THIS PROSPECTUS BEFORE YOU DECIDE TO INVEST.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is    , 2003

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholder is offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

WHO WE ARE

We provide a wide array of interference-management solutions for the wireless telecommunications industry. We use both our patented and proprietary adaptive notch filter technology and our patented and proprietary high temperature superconductor technology to monitor and suppress in-band and out-of-band interference in a wireless base station. We were founded in 1989 by ARCH Development Corporation, an affiliate of the University of Chicago, to commercialize superconductor technologies initially developed by Argonne National Laboratory. We were incorporated in Illinois on October 18, 1989 and reincorporated in Delaware on September 24, 1993. Our facilities and principal executive offices are located at 451 Kingston Court, Mt. Prospect, Illinois 60056 and our telephone number is (847) 391-9400.

Recent Events

Immediate Need for Financing and Going Concern Qualification

Our liabilities currently exceed our cash and liquid assets on hand. We have continued to incur net losses and have an immediate need for financing in order to continue our operations. We have borrowed $4,000,000 from the line of credit agreement with affiliates of our two largest stockholders which was entered on October 23, 2002. Loans under this facility are collateralized by all of our assets and the assets of our subsidiaries, accrue interest at 9.5%, and will mature on March 31, 2004.

On October 24, 2003, we amended the terms of the line of credit agreement to reflect: (i) an increase in the aggregate commitment of the Lenders from $4,000,000 to $6,000,000; (ii) the elimination of warrant issuances from future drawdowns; (iii) interest on future loans will bear interest at the rate of 14% per annum; (iv) that future loans mature on October 31, 2004; (v) and that future loans be subject to the discretion of the lenders. We borrowed $1,000,000 from the line of credit agreement upon execution of the amendment.

We do not currently have any alternative financing mechanisms available to us and do not currently have any financing in place to repay amounts borrowed under the line of credit agreement when it matures.

These conditions raise substantial doubt about our ability to continue as a going concern. Accordingly, the report of our independent certified public accountants which accompanied our audited financial statements for the year ended December 31, 2002 included a going concern qualification which means that the Company’s consolidated financial statements do not include any adjustments relating to the recoverability of reported assets or liabilities should the Company be unable to continue as a going concern.

If we are unable to obtain necessary funding then either our operations may be significantly curtailed or we may not be able to continue as a going concern, which could result in no value to the holders of our common stock. Alternatively, we may be required to license or sell our technology in a manner that could be adverse to us.

Recent Patent Litigation Ruling Overturns Jury Damage Award But Preserves the Invalidation of Our ‘215’ Patent.

On August 21, 2003, the U.S. District Court for the District of Delaware issued rulings related to our pending motions to overturn the jury findings with regard to the validity and enforceability of our U.S. Patent No. 6,263,215, entitled “Cryoelectronically Cooled Receiver Front End for Mobile Radio Systems” and allegations of inequitable conduct and unfair competition which had resulted in a jury damage award against us in our patent litigation lawsuit against Conductus, Inc. and Superconductor Technologies, Inc. The court’s rulings overturned the jury determination of unfair competition on the part of ISCO and denied all requests for damages, including the $3.87 million jury award to Superconductor Technologies, Inc. The Court also denied Superconductor Technologies, Inc.’s motion for attorney fees. However, the Court did not overturn the jury determinations of patent invalidity and unenforceability based on inequitable conduct and denied ISCO’s motion for a new trial.

We recently filed an appeal of the court decision seeking to overturn the jury determinations of patent invalidity and unenforceability. The appeal process is expensive and time consuming and as a result of the appeal, our funding requirements will increase and our ability to continue as a going concern may be negatively affected.

Should this patent continue to be held to be invalid, although we would not be prohibited from manufacturing or selling these products into the market, we would be unable to prevent our competitors from manufacturing and selling these products as well.

The invalidation of our patent could result in a weaker intellectual property portfolio and potentially a future non-cash goodwill impairment charge that might be material.

Effective January 1, 2002, we adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, and no longer amortize goodwill. Goodwill and other intangibles represents a significant portion of our assets and stockholders’ equity.

We have performed an interim test of the carrying value of goodwill for impairment as a result of recent rulings decided by the court in our patent litigation case which preserved the jury verdict that our ‘215’ patent was invalid and concluded that no impairment has occurred. However, an impairment loss could be recognized in the future should it be determined that the estimated fair value of the goodwill is less than its carrying amount. As a result of the significance of goodwill associated with the acquisition of Spectral Solutions, Inc., our results of operations and financial position in a future period could be negatively impacted should an impairment of goodwill occur. We cannot predict whether or when there will be an impairment charge, or the amount of any such charge. If the charge is significant, it could cause the market price of our common stock to decline.

Laves Litigation Trial Date Set

On July 17, 2000, Edward W. Laves filed an action in the Law Division of the Circuit Court of Cook County, Illinois, against ISCO and three directors charging ISCO with constructive termination under and in breach of plaintiff’s employment agreement, and with violation of the Illinois Wage Payment and Collection Act and seeking damages estimated to exceed $12 million. Laves seeks damages against the individuals for: (1) an amount to be provided at trial estimated to exceed $12 million; (2) $500,000 for Laves’ anxiety, mental suffering, and humiliation; (3) $500,000 for punitive damages; and (4) pre- and post- judgment interest and costs. The parties have filed numerous motions since the initial filing of the lawsuit. Discovery closed on October 15, 2003. A final pre-trial conference will be held on February 23, 2004 ten days after the deadline for submission of pretrial material. The jury trial is set to begin March 22, 2004. ISCO considers these claims without merit and intends to defend against them vigorously. In the event that we are found liable, our funding requirement would increase and our ability to continue as a going concern would be negatively affected.

ADDITIONAL INFORMATION

This prospectus is part of a registration statement we have filed with the Securities and Exchange Commission. This prospectus does not contain all of the information contained in the registration statement or the exhibits to the registration statement. For further information about us, please see the complete registration statement. Summaries of agreements or other documents in this prospectus are not necessarily complete. Please refer to the exhibits to the registration statement for complete copies of these documents.

We are subject to the information requirements of the Securities Exchange Act of 1934 and file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy such reports, proxy statements and other information, including the registration statements and all of their exhibits, at the Securities and Exchange Commission public reference room located at:

450 Fifth Street, N.W.

Judiciary Plaza

Room 1024

Washington, D.C. 20549

You may obtain information on the operation of the Securities and Exchange Commission public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. Our Securities and Exchange Commission filings, including the registration statement of which this prospectus forms a part and the documents incorporated by reference that are listed below, are also available from the Securities and Exchange Commission’s Web site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically.

The Securities and Exchange Commission allows us to “incorporate by reference” into this prospectus certain information that we file with it. This means that we can disclose important information to you by referring you to another document that we filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. You should read the information incorporated by reference because it is an important part of this prospectus.

We incorporate by reference the following documents that we have filed or may file with the Securities and Exchange Commission (but we do not incorporate by reference any documents or portions of documents that we furnish to or are otherwise not deemed filed with the Securities and Exchange Commission):

1.	Our Annual Report on Form 10-K for our fiscal year ended December 31, 2002, as amended.

2.	Our Quarterly Reports on Form 10-Q for our quarters ended March 31, 2003, June 30, 2003 and September 30, 2003.

3.	Our Current Report on Form 8-K filed on January 23, 2003 announcing that we had received a purchase order for Adaptive Notch Filters (ANF™) from a wireless operator in Israel.

4.	Our Current Report on Form 8-K filed on March 10, 2003 announcing that we had borrowed $1 million from the line of credit agreement with affiliates of our two largest stockholders which was entered into on October 23, 2002.

5.	Our Current Report on Form 8-K filed on March 11, 2003 reporting our financial results for the fourth quarter and fiscal year ended December 31, 2002.

6.	Our Current Report on Form 8-K filed on April 3, 2003 announcing the jury verdict to the recent patent infringement allegation against Superconductor Technologies, Inc. and its wholly-owned subsidiary, Conductus, Inc. (STI).

7.	Our Current Report on Form 8-K filed on July 22, 2003 reporting our financial results for the second quarter ended June 30, 2003. In addition, we announced that we had borrowed $300,000 from the line of credit agreement with affiliates of our two largest stockholders which was entered into on October 23, 2002.

8.	Our Current Report on Form 8-K filed on August 21, 2003 reporting that we had borrowed $700,000 from the line of credit agreement with affiliates of our two largest stockholders which was entered into on October 23, 2002.

9.	Our Current Report on Form 8-K filed on August 25, 2003 reporting court rulings on motions related to our patent litigation trial.

10.	Our Current Report on Form 8-K filed on October 27, 2003 reporting amendments to the line of credit agreement with affiliates of our two largest stockholders which was entered into on October 24, 2003 and that we borrowed an additional $1,000,000 from such facility.

11.	Our Current Report on Form 8-K filed on December 15, 2003 reporting the issuance of 1,000,000 shares of common stock in satisfaction of fees owed to our former patent counsel.

12.	Our Definitive Proxy Materials filed November 14, 2003.

13.	The description of our common stock contained in our registration statement on Form 8-A, filed on June 6, 2002, including any amendment or report filed with the Securities and Exchange Commission for the purpose of updating such description.

14.	All documents filed by us with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement; and

15.	All documents filed by us with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and prior to the termination of the offering of securities under this prospectus or any prospectus supplement.

The documents incorporated by reference in this prospectus that are not delivered with this prospectus may be obtained from us without charge. You may obtain these documents incorporated by reference in this prospectus by telephoning us at (847) 391-9400 or writing us at the following address:

Corporate Secretary

ISCO International, Inc.

451 Kingston Court

Mt. Prospect, Illinois 60056

Our Web site is located at http://www.iscointl.com. Information contained in our Web site is not a part of this prospectus.

RISK FACTORS

You should carefully consider the risks described below, along with the other information contained or incorporated by reference in this prospectus, before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

RISKS RELATED TO OUR BUSINESS

Operational Risks

If we do not receive financing in the immediate future we may not be able to continue as a going concern.

We have financed our operations primarily through public and private equity and debt financings. Our liabilities continue to exceed our cash and liquid assets on hand. We continue to incur losses from operations and use cash in operations. Our continued operations are therefore dependent upon our continued ability to raise funds through the issuance of securities or borrowings, and our ability to acquire assets or satisfy liabilities by the issuance of stock. We are obligated to repay $4,000,000 on March 31, 2004, and $1 million on October 31, 2004, plus accrued interest, to affiliates of our largest stockholders in accordance with the terms of a line of credit agreement dated October 23, 2002. Management is currently seeking debt or equity financing, however, we do not currently have any alternative financing mechanisms available to us and do not currently have any financing in place to repay amounts borrowed under the line of credit agreement when it matures. There can be no assurance that any funding sources will be available to us.

If we are unable to obtain necessary funding then either our operations may be significantly curtailed or we may not be able to continue as a going concern which could result in no value to the holders of our common stock. The incorporated consolidated financial statements have been prepared assuming we will continue as a going concern and do not include any adjustments relating to the recoverability of reported assets or liabilities should we be unable to continue as a going concern.

Although management believes, based on the fact that it has raised funds through sales of common stock and from borrowings over the past several years, that it will be able to secure suitable additional financing for our operations, there can be no guarantee that such financing will continue to be available on reasonable terms, or at all. As a result, there is no assurance that we will be able to continue as a going concern.

We have had to rely, and may continue to have to rely, upon our principal stockholders and their affiliates to provide debt and equity financing to support our business operations.

Because of our history of losses and negative operating cash flow, we have been unable to obtain financing from banks or other traditional sources of funding to meet our working capital needs. As a result and in light of recent market conditions, we have relied upon infusions of capital from time to time by our principal stockholders and their affiliates through their purchase of our debt and equity securities.

We cannot assure you that our principal stockholders and their affiliates will continue to provide such funding or that financing from other sources will otherwise become available in the future. If, in the future, our principal stockholders and their affiliates or other sources are unwilling or unable to finance our operations during periods of negative cash flows, we may be forced to seek adequate alternative sources of financing on less favorable terms or we may be forced to curtail, suspend or cease our operations.

We have a history of losses, which if they continue will require us to depend upon future debt and equity financings.

We were founded in October 1989 and through 1996 were engaged principally in research and development, product testing, manufacturing, marketing and sales activities. We have incurred net losses since our inception. As of September 30, 2003, our accumulated deficit was approximately $149,777,508, including a net loss of $13,077,832 for the year ended December 31, 2002 and $6,837,478 for the nine months ended September 30, 2003. We do not expect revenues to increase dramatically until we ship a significantly larger amount of our RF products. Conditions remain very challenging for selling equipment in the telecom sector and we expect this will continue to impact sales opportunities.

The continuing development of, and expansion in, sales of our interference management solutions product lines will require a commitment of additional funds. The actual amount of our future funding requirements will depend on many factors, including:

•	the amount and timing of future revenues;

•	the level of product marketing and sales efforts to support our commercialization plans;

•	the magnitude of our research and product development programs;

•	our ability to improve or maintain product margins;

•	the actual cost of any further action in the patent litigation or the costs of the Laves litigation trial set for December 2003;

•	the outcome of litigation against us; and

•	the costs involved in protecting our patents from infringement or other intellectual property and defending claims of infringement.

Accordingly, although management has announced its expectation of coming close to quarterly breakeven from operations during the fourth quarter of 2003 and for the full year 2004, this expectation is subject to a number of variables and it is nonetheless possible that we may continue to experience net losses and cannot be certain if or when we will become profitable.

We do not currently have financing to repay our existing debt and the failure to do so or refinance the debt may effect our ability to continue as a going concern.

If we are unable to refinance our debt owed to affiliates of our largest stockholders or to raise additional capital on acceptable terms, our ability to operate our business would be impaired and we may not be able to continue as going concern. As of December 1, 2003, we had $4 million of debt which is collateralized by all of our assets and the assets of our subsidiaries, accrues interest at 9.5%, and will mature on March 31, 2004, and an additional $1 million of debt which accrues interest at 14% per annum, and will mature on October 31, 2004. Our ability to make interest and principal payments on the debt and borrow additional funds on favorable terms depends on the future performance of our business. If we do not have enough cash flow in the future to make interest or principal payments on debt, we will be required to refinance all or a part of our debt or to raise additional capital. We cannot assure that we will be able to refinance our debt or raise additional capital on acceptable terms.

We must develop and expand our sales and marketing capabilities in order to sustain or grow our business.

Our sales and marketing experience has been very limited both domestically and internationally and we currently have a limited number of employees dedicated to sales and marketing efforts. Therefore, we may need to increase the size of our sales and marketing staff in the future. The development of a sales and marketing capability will require significant expenditures, management resources and time. We may be unable to build such a sales force, the cost of establishing such a sales force may exceed any product revenues, or our sales and marketing efforts may be unsuccessful.

In certain international markets, we may elect to enter into arrangements with third parties regarding the commercialization and marketing of our products. If we enter into such arrangements, we will be substantially dependent upon the efforts of others in deriving commercial benefits from our products in international markets. We may not be able to establish adequate sales and distribution capabilities. In addition, we may not be able to enter into marketing arrangements or relationships with third parties on financially acceptable terms and any such third party may not be successful in marketing our products. There is no guarantee that our sales and marketing efforts will be successful.

We depend on third-party manufacturers and any disruption in their manufacture of our products would harm our operating results.

We contract for the manufacture of all of our products and have limited in-house manufacturing capabilities. We rely primarily on contract manufacturers. The efficient operation of our business will depend, in large part, on our ability to have these and other companies manufacture our products in a timely manner, cost-effectively and in sufficient volumes while maintaining consistent quality. These manufacturers may not have the capacity to keep up with increased demand if we were to receive a large volume of orders. Any manufacturing disruption could impair our ability to fulfill orders and could cause us to lose customers.

We have no long-term contracts with our manufacturers, and we may not be able to deliver our products on time if any of these manufacturers stop making our products.

We have no long-term contracts or arrangements with any of our contract manufacturers that guarantee product availability, the continuation of particular payment terms or the extension of credit limits. If our manufacturers are unable or unwilling to continue manufacturing our products in required volumes, we will have to identify acceptable alternative manufacturers, which could result in significant delays in our ability to deliver products. It is possible that a source may not be available to us when needed or be in a position to satisfy our production requirements at acceptable prices and on a timely basis. If we cannot find alternative sources for the manufacture of our products, we may not be able to meet customer demand. As a result, we may lose existing customers, and our ability to gain new customers may be significantly constrained.

Failure to manage future growth may seriously harm our ability to deliver products in a timely manner, fulfill existing customer commitments and attract and retain new customers.

Our ability to manage growth effectively will require us to implement and improve our operational, financial, manufacturing and management information systems and expand, train, manage and motivate our employees. These demands may require us to add new management personnel and/or to cause our management to develop additional expertise. Any increase in resources devoted to product development and marketing and sales efforts could have an adverse effect on our financial performance in the next several fiscal quarters. The failure of our management team to effectively manage growth could have a material adverse effect on our business, operating results and financial condition.

Technology and Market Risks

We are dependent on wireless telecommunications.

Our principal target market for our products is wireless telecommunications. The devotion of substantial resources to the wireless telecommunications market makes us vulnerable to the current prolonged adverse condition of this market. Further or continued adverse developments in the wireless telecommunications market, which could come from a variety of sources, including future competition, new technologies or regulatory decisions, could affect the competitive position of wireless systems. Any adverse developments in the wireless telecommunications market during the foreseeable future would have a material adverse effect on our business, operating results and financial condition.

We are dependent on the enhancement of existing 2G and 2.5G networks and the build-out of 3G networks, and the capital spending patterns of wireless network operators.

Increased sales of our products is dependent on a number of factors, including the capital spending patterns of wireless networks operators which includes additional equipment deployed within existing network configurations, the build-out of third generation, or 3G, enabled wireless communications networks and enhancements to existing infrastructure. Building wireless networks is capital intensive, as is the process of upgrading existing second generation, or 2G, equipment. Further, the capital spending patterns of wireless network operators is beyond our control and depends on a variety of factors, including access to financing, the status of federal, local and foreign government regulation and deregulation, changing standards for wireless technology, the overall demand for wireless services, competitive pressures and general economic conditions. The build-out of 2.5G and 3G enabled networks may take years to complete and is dependent upon the level of capital spending by wireless network operators. The magnitude and timing of capital spending by these operators for constructing, rebuilding or upgrading their systems significantly impacts the demand for our products. Any decrease or delay in capital spending patterns in the wireless communication industry, whether because of a general business slowdown or a reevaluation of the prospective demand for 2.5G and 3G services, would delay the build-out of these networks and may significantly harm our business prospects.

If the worldwide economic slowdown continues, significant commercialization may be delayed.

Industry analysts predict that softness within the telecommunications industry will continue through 2003, despite recent improvements. If the world-wide economic slowdown continues, the telecommunications industry will most likely continue to be adversely affected, which may cause our product commercialization to be delayed.

Our success depends on the market’s acceptance of our enhanced RF filter products.

Our RF filter products, some of which are based on our high-temperature superconductor, or HTS, technology, and our adaptive notch filtering, or ANF™, technology, have not been sold in very large quantities and a sufficient market may not develop for our products. There is no guarantee that the wireless service providers will elect to use our HTS or ANF™ solutions to solve their interference problems. Although we have received several orders from domestic wireless operators for our products over the past year, primarily for our ANF™ solutions, there is no assurance that these customers will continue to order products from us. As our RF²™ product was launched in September 2003, it’s first commercial sales did not occur until the fourth quarter 2003.

Rapid technological change and future competitive technologies could negatively affect our operations.

The field of telecommunications is characterized by rapidly advancing technology. Our success will depend in large part upon our ability to keep pace with advancing technology. Rapid changes have occurred, and are likely to continue to occur, in the development of both materials and processes. Our development efforts may be negatively impacted, possibly seriously, by the adoption of alternative solutions to current wireless operator problems or by technological advances made by others. In addition, other materials or processes, including other fabrication processes, may prove more advantageous for the commercialization of high performance wireless products than the materials and processes selected by us.

Business Risks

Our customers are concentrated and the loss of any of our customers could cause our revenues to drop quickly and unexpectedly.

Sales to three of our customers accounted for approximately 95% and 72% of our total revenues for 2002 and 2001, respectively. During the nine months ended September 30, 2003, this percentage was approximately 98%. In addition, a significant amount of our technical and managerial resources have been focused on working with these and a limited number of other operators and OEMs.

We expect that if our RF filter products achieve market acceptance, a limited number of wireless service providers and OEMs will continue to account for a substantial portion of our revenue during any period. Sales of many of our RF filter products depend in significant part upon the decision of prospective customers and current customers to adopt and expand their use of our products. Wireless service providers, wireless equipment OEMs and our other customers are significantly larger than, and therefore may be able to exert a high degree of influence over us. Customers’ orders are affected by a variety of factors such as new product introductions, regulatory approvals, end user demand for wireless services, customer budgeting cycles, inventory levels, customer integration requirements, competitive conditions and general economic conditions. The failure to attract new customers would have a material adverse effect on our business, operating results and financial condition.

The lengthy and variable sales cycles of our products could cause significant fluctuation in our results.

Prior to selling products to several of our customers, we may be required to undergo lengthy approval and purchase processes. Technical and business evaluation by potential customers can take up to a year or more for products based on new technologies, including high-temperature superconductors. The length of the approval process is affected by a number of factors, including, among others, the complexity of the product involved, priorities of the customers and budget and regulatory issues affecting customers. We may not obtain the necessary approvals or sales of such products may not occur. The length of our customers’ approval process or delays in their process could make our quarterly revenues and earnings inconsistent and difficult to trend.

Our ability to deliver our products is dependent on a limited number of suppliers.

Certain parts and components used in our RF filter products, including substrates and cryogenic coolers, are only available from a limited number of sources. Our reliance on these limited source suppliers exposes us to certain risks and uncertainties, including the possibility of a shortage or discontinuation of certain key components and reduced control over delivery schedules, manufacturing capabilities, quality and costs. Any reduced availability of such parts or components when required could materially impair our ability to manufacture and deliver our products on a timely basis and result in the cancellation of orders, which could have a material adverse effect on our business, operating results and financial condition.

In addition, the purchase of certain key components involves long lead times and, in the event of unanticipated increases in demand for our products, we may be unable to manufacture products in quantities sufficient to meet our customers’ demand in any particular period. We have no guaranteed supply arrangements with many of our limited source suppliers, do not maintain an extensive inventory of parts or components, and customarily purchase parts and components pursuant to purchase orders placed from time to time in the ordinary course of business.

To satisfy customer requirements, we may be required to stock certain long lead time parts in anticipation of future orders. The failure of such orders to materialize as forecasted could limit resources available for other important purposes or accelerate our requirement for additional funds. In addition, such excess inventory could become obsolete in which case it would be written down to scrap value. Business disruption, production shortfalls or financial difficulties of a limited source supplier could materially and adversely affect us by increasing product costs or reducing or eliminating the availability of such parts or components. In such events, our inability to develop alternative sources of supply quickly and on a cost-effective basis could materially impair our ability to manufacture and deliver our products on a timely basis and could have a material adverse effect on our business, operating results and financial condition.

If we lose our key personnel, or fail to attract and retain additional personnel, the success and growth of our business may suffer.

Our success will depend in large part upon our ability to attract and retain highly qualified management, engineering, manufacturing, marketing, sales and research and development personnel. Due to the specialized nature of our business, it may be difficult to locate and hire qualified personnel. The loss of services of one of our key personnel, or the failure to attract and retain other key personnel, could have a material adverse effect on our business, operating results and financial condition.

Failure of our products to perform properly might subject us to significant warranty expenses.

In general, our products carry a one year warranty, limited to replacement of the product or refund of the cost of the product. In addition, we offer our customers extended warranties. Repeated or widespread quality problems could result in significant warranty expenses and/or the loss of customer confidence. The occurrence of such quality problems could have a material adverse effect on our business, operating results and financial condition.

Intense competition, and increasing consolidation in our industry, could create stronger competitors and harm our business.

The wireless telecommunications equipment market is very competitive. Many of these companies have substantially greater financial resources, larger research and development staffs and greater manufacturing and marketing capabilities than we do. Our products compete directly with products which embody existing and future competing commercial technologies. Other wireless technologies may also provide protection from RF interference and offer enhanced range to wireless communication service providers, potentially at lower prices and/or superior performance, and may therefore compete with our products. High performance RF filters may not become a preferred technology to address the needs of wireless communication service providers. Failure of our products to improve performance sufficiently, reliably, or at an acceptable price or to achieve commercial acceptance or otherwise compete with conventional and new technologies, will have a material adverse effect on the our business, operating results and financial condition.

Although the market for our products has been limited, we believe it may become intensely competitive, especially if products with significant market potential are successfully developed. In addition, if the interference management industry develops, additional competitors with significantly greater resources are likely to enter the field. In order to compete successfully, we must continue to develop and maintain technologically advanced products, reduce production costs, attract and retain highly qualified personnel, obtain additional patent or other protection for our technology and products and manufacture and market our products, either alone or with third parties. We may be unable to achieve these objectives. Failure to achieve these objectives would have a material adverse effect on our business, operating results and financial condition.

There are risks associated with future potential acquisitions.

In the future, we may pursue acquisitions to obtain products, services and technologies that we believe will complement or enhance our current product or services offerings. At present, we have no agreements or other arrangements with respect to any acquisition. An acquisition may not produce the revenue, earnings or business synergies that we anticipated and may cause us to assume significant unforeseen liabilities, and an acquired product, service or technology might not perform as we expected. If we pursue any acquisition, our management could spend a significant amount of time and effort in identifying and completing the acquisition and may be distracted from the operations of our business. If we complete an acquisition, we would probably have to devote a significant amount of management resources to integrating the acquired business with our existing business, and that integration may not be successful.

Legal Risks

Further spending in defending our patent relating to our cryoelectronically cooled receiver front end for mobile radio systems or in connection with the Laves litigation may result in greater difficulty in continuing as a going concern.

On August 21, 2003, U.S. District Court for the District of Delaware issued rulings related to our pending motions to overturn the jury findings with regard to the validity and enforceability of our U.S. Patent No. 6,263,215, entitled “Cryoelectronically Cooled Receiver Front End for Mobile Radio Systems” allegations of inequitable conduct and unfair competition which had resulted in a jury damage award against us in our patent litigation lawsuit against Conductus, Inc. and Superconductor Technologies, Inc. The Court’s rulings overturned the jury determination of unfair competition on the part of ISCO and denied all requests for damages, including the $3.87 million jury award to Superconductor Technologies, Inc. The Court also denied Superconductor Technologies, Inc.’s motion for attorneys fees. However, the Court did not overturn jury determinations of patent invalidity and unenforceability based on inequitable conduct and denied ISCO’s motion for a new trial.

We recently filed an appeal of the court decision seeking to overturn the jury determinations of patent invalidity and unenforceability. The appeal process is expensive and time consuming and as a result of the appeal, our funding requirements will increase and our ability to continue as a going concern may be negatively affected. Moreover, although we believe this lawsuit to be in the business interests of the company and its stockholders, any further action in this lawsuit may result in more expenses and may divert the efforts and attention of our management team from normal business operations.

In addition, a trial date has been set for March 22, 2004 in connection with the Laves litigation. The costs of this trial will further increase our funding requirement and adversely affect our ability to continue as an ongoing concern.

The invalidation of our ‘215’ patent and our limited ability to protect our intellectual property rights could impair our ability to compete effectively.

Our success will depend in part on our ability to obtain patent protection for our products and processes, to preserve our trade secrets, to prevent others from infringing on our patents or property rights and to operate without infringing upon the patent or other proprietary rights of others and without breaching or otherwise losing rights in the technology licenses upon which any of our products are based. The recent ruling upholding the jury verdict which invalidated our ‘215’ patent could adversely affect our ability to compete and encourage others to enter the HTS market and compete against us. Some of the patents and patent applications owned or licensed by us may be subject to non-exclusive, royalty-free licenses held by various U.S. governmental units. These licenses permit these U.S. government units to select vendors other than us to produce products for the U.S. government, which would otherwise infringe our patent rights that are subject to the royalty-free licenses. In addition, the U.S. government has the right to require us to grant licenses (including exclusive licenses) under such patents and patent applications or other inventions to third parties in certain instances.

We have participated in litigation in the U.S. and may, in the future, participate in additional litigation or patent office proceedings in the U.S. or other countries to enforce patents issued or licensed to us, to defend against infringement claims made by others or to determine the ownership, scope or validity of the proprietary rights of our company and others. Our present litigation has resulted in substantial cost to and diversion of our efforts. Future parties to such litigation may be larger, better capitalized than us and better able to support the cost of litigation. An adverse outcome in our present, or any future proceedings, could subject us to significant liabilities to third parties, require us to seek licenses from third parties and/or require us to cease using certain technologies, any of which could have a material adverse effect on our business, operating results and financial condition.

We depend on certain intellectual property rights associated with HTS materials and RF filter products for our business.

One of our patents is jointly owned with Lucent Technologies, Inc. We believe that, since the discovery of HTS materials in 1986, a large number of patent applications have been filed worldwide, and many patents have been granted in the U.S. relating to HTS materials. The claims in those patents often appear to overlap and there have been interference proceedings pending in the United States Patent and Trademark Office (not currently involving us)

regarding rights to inventions claimed in some of the HTS materials patent applications. We also believe there are a large number of patents and patent applications covering RF filter products and other products and technologies that we are pursuing. Accordingly, the patent positions of companies using HTS materials technologies and RF technologies, including us, are uncertain and involve complex legal and factual questions. The patent applications filed by us or by our licensors may not result in issued patents or the scope and breadth of any claims allowed in any patents issued to us or our licensors may not exclude competitors or provide competitive advantages to us. In addition, patents issued to us, our subsidiaries or our licensors may not be held valid if subsequently challenged or others may claim rights in the patents and other proprietary technologies owned or licensed by us. Others may have developed or may in the future develop similar products or technologies without violating any of our proprietary rights. Furthermore, our loss of any license to technology that we now have or acquire in the future may have a material adverse effect on our business, operating results and financial condition.

Older patent applications in the U.S. are currently maintained in secrecy until patents are issued. In foreign countries and for newer U.S. patent applications, this secrecy is maintained for a period of time after filing. Accordingly, publication of discoveries in the scientific literature or of patents themselves or laying open of patent applications in foreign countries or for newer U.S. patent applications tends to lag behind actual discoveries and filing of related patent applications. Due to this factor and the large number of patents and patent applications related to HTS materials, RF technologies and other products and technologies that we are pursuing, comprehensive patent searches and analyses associated with HTS materials, RF technologies and other products and technologies that we are pursuing are often impractical or not cost-effective. As a result, our patent and literature searches cannot fully evaluate the patentability of the claims in our patent applications or whether materials or processes used by us for our planned products infringe or will infringe upon existing technologies described in U.S. patents or may infringe upon claims in patent applications made available in the future. Because of the volume of patents issued and patent applications filed relating to HTS materials, RF technologies and other products and technologies that we are pursuing, we believe there is a significant risk that current and potential competitors and other third parties have filed or will file patent applications for, or have obtained or will obtain, patents or other proprietary rights relating to materials, products or processes used or proposed to be used by us. In any such case, to avoid infringement, we would have to either license such technologies or design around any such patents. We may be unable to obtain licenses to such technologies or, if obtainable, such licenses may not be available on terms acceptable to us or we may be unable to successfully design around these third party patents.

We believe that a number of patent applications, including applications filed by International Business Machines Corporation, Lucent Technologies, Inc., and other potential competitors of us are pending that may cover the useful compositions and uses of certain HTS materials including yttrium barium copper oxide, the principal HTS material used by us in some of our present and currently proposed products. Therefore, there is a substantial risk that one or more third parties may be granted patents covering yttrium barium copper oxide and other HTS materials and their uses, in which case we could not use these materials without an appropriate license. As with other patents, we have no assurance that we will be able to obtain licenses to any such patents for yttrium barium copper oxide or other HTS materials, processes for manufacturing those materials, or their uses or that such licenses would be available on commercially reasonable terms. Any of these problems would have a material adverse effect on our business, operating results and financial condition.

Government regulation could adversely affect our business.

Although we believe that our wireless telecommunications products themselves would not be subject to licensing by, or approval requirements of, the Federal Communications Commission, the operation of base stations is subject to FCC licensing and the radio equipment into which our products would be incorporated is subject to FCC approval. Base stations and the equipment marketed for use therein must meet specified technical standards. Our ability to sell our wireless telecommunications products is dependent on the ability of wireless base station equipment manufacturers and wireless base station operators to obtain and retain the necessary FCC approvals and licenses. In order for them to be acceptable to base station equipment manufacturers and to base station operators, the characteristics, quality and reliability of our base station products must enable them to meet FCC technical standards. We may be subject to similar regulations of the Canadian federal and provincial governments. Any failure to meet such standards or delays by base station equipment manufacturers and wireless base station operators in obtaining the necessary approvals or licenses could have a material adverse effect on our business, operating results and financial condition. In addition, HTS RF filters are on the U.S. Department of Commerce’s export regulation list. Therefore, exportation of such RF filters to certain countries may be restricted or subject to export licenses.

We are subject to governmental labor, safety and discrimination laws and regulations with substantial penalties for violations. In addition, employees and others may bring suit against us for perceived violations of such laws and regulations. Defense against such complaints could result in significant legal costs for us. Although we endeavor to comply with all applicable laws and regulations, we may be the subject of complaints in the future, which could have a material adverse effect on our business, operating results and financial condition.

We are subject to state and federal environmental regulations for treatment of hazardous waste.

We use certain hazardous materials in our research, development and manufacturing operations. As a result, we are subject to stringent federal, state and local regulations governing the storage, use and disposal of such materials. It is possible that current or future laws and regulations could require us to make substantial expenditures for preventive or remedial action, reduction of chemical exposure, or waste treatment or disposal. We believe we are in material compliance with all environmental regulations and to date we have not had to incur significant expenditures for preventive or remedial action with respect to the use of hazardous materials. However, our operations, business or assets could be materially and adversely affected by the interpretation and enforcement of current or future environmental laws and regulations. In addition, although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, there is the risk of accidental contamination or injury from these materials. In the event of an accident, we could be held liable for any damages that result. Furthermore, the use and disposal of hazardous materials involves the risk that we could incur substantial expenditures for such preventive or remedial actions. The liability in the event of an accident or the costs of such actions could exceed our resources or otherwise have a material adverse effect on our business, results of operations and financial condition. We carry property and workman’s compensation insurances in full force and effect through nationally known carriers which include pollution cleanup or removal and medical claims for industrial incidents.

Risks Related To Our Common Stock

Our stock price is volatile and your investment in our common stock could suffer a decline in value.

The market price of our common stock, like that of many other high-technology companies, has fluctuated significantly and is likely to continue to fluctuate in the future. During the past 12 months the price of our common stock has traded as low as $0.11 and as high as $0.62.

Announcements by us or others regarding the receipt of customer orders, quarterly variations in operating results, acquisitions or divestitures, additional equity or debt financings, results of customer field trials, scientific discoveries, technological innovations, litigation, product developments, patent or proprietary rights, government regulation and general market conditions may have a significant impact on the market price of our common stock. Sales of large numbers of securities by the selling stockholder could also result in fluctuations in our share price. In addition, fluctuations in the price of our common stock could affect our ability to have our common stock accepted for listing on a securities market or exchange.

Exercise of outstanding warrants and options and sales by us of additional shares pursuant to currently filed registration statements will dilute existing stockholders and could decrease the market price of our common stock.

We have previously registered 10,000,000 shares issuable upon the exercise of common stock purchase warrants. Pursuant to the common stock purchase warrant agreement governing these warrants, there are certain anti-dilution provisions that would be triggered by a reorganization, distribution, stock split or other similar events. The prospectus registering such shares also covers, 10,000,000 additional shares which may be issuable if the anti-dilution provisions are triggered. If such anti-dilution provisions are triggered, we may issue additional shares of common stock, which would be dilutive to existing stockholders.

As of December 1, 2003, we had outstanding options to purchase 7.4 million shares of our common stock at a weighted average exercise price of $0.50 per share (0.6 million of which have not yet vested) issued to employees, directors and consultants pursuant to our 1993 Stock Option Plan, the merger agreement with Spectral Solutions, and individual agreements with our management and directors. In order to attract and retain key personnel, we may issue additional securities, including stock options, in connection with our employee benefit plans, or may lower the price of existing stock options. As this plan expired during 2003, the Company requested that its shareholders approve a new equity incentive plan at its annual meeting on December 15, 2003. This proposal was approved by the Company’s shareholders during that meeting.

The exercise of warrants and options for common stock and the issuance of additional shares of our common stock and/or rights to purchase common stock at prices below market value will be dilutive to existing stockholders and may have an adverse effect on the market price of our common stock.

The concentration of ownership of our stock could limit the ability of stockholders to influence the outcome of director elections and other transactions submitted for a vote of our stockholders

Our officers and directors and their affiliates together controlled approximately 57% of our outstanding voting power as of December 3, 2003. Consequently, these stockholders, if they act together, would be able to exert significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change of control of our company, even when a change may be in the best interests of our stockholders. The interests of these stockholders may not always coincide with our interests as a company or the interests of other stockholders. At our annual meeting of stockholders on June 11, 2002, the stockholders approved a provision permitting stockholder action by written consent. Accordingly, these stockholders could cause us to amend our certificate of incorporation or enter into transactions or agreements that we would not otherwise consider.

We have in place several anti-takeover measures that could discourage or prevent a takeover, even if an acquisition would be beneficial to our stockholders.

We have certain arrangements which may be deemed to have a potential “anti-takeover” effect in that such provisions may delay, defer or prevent a change of control of our company. In February 1996, our Board of Directors adopted a stockholders rights plan which we amended in February 2002 to permit Elliott Associates, L.P., Elliott International, L.P. and Alexander Finance, LP (Alexander) to participate in the rights offering without triggering the stockholder rights plan. In addition, our Certificate of Incorporation and By-Laws provide that

•	the Board of Directors has authority to issue series of our preferred stock with such voting rights and other powers as the Board of Directors may determine;

•	prior specified notice must be given by a stockholder making nominations to the Board of Directors or raising business matters at stockholders meetings; and

•	the Board of Directors is divided into three classes, each serving for staggered three-year terms.

The effect of the rights plan and the anti-takeover provisions in our charter documents may be to deter business combination transactions not approved by our Board of Directors, including acquisitions that may offer a premium over market price to some or all of our stockholders.

We may be unable to maintain our listing on the American Stock Exchange, which could cause our stock price to fall and decrease the liquidity of our common stock.

Our common stock is currently listed on the American Stock Exchange, which has financial, operating and corporate governance requirements for the continued listing of stock. If we do not meet these requirements or other requirements for continued listing, then our common stock may be delisted from the American Stock Exchange and the trading market for our common stock could decline, which could depress our stock price and adversely affect the liquidity of our common stock.

If our stock is delisted from the American Stock Exchange then our stock may be deemed to be penny stock.

If our common stock is considered penny stock, it would be subject to rules that impose additional sales practices on broker-dealers who sell our securities. Because of these additional obligations, some brokers may be unwilling to effect transactions in our stock. This could have an adverse effect on the liquidity of our common stock and the ability of investors to sell the common stock. For example, broker-dealers must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. Also, a disclosure schedule must be prepared prior to any transaction involving a penny stock and disclosure is required about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Because we want to provide you with more meaningful and useful information, this prospectus contains, and incorporates by reference, certain forward-looking statements that reflect our current expectations regarding our future results of operations, performance and achievements. We have tried, wherever possible, to identify these forward-looking statements by using words such as “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends” and similar expressions. These statements reflect our current beliefs and are based on information currently available to us. Accordingly, these statements are subject to certain risks, uncertainties and contingencies, including the factors set forth under the caption “Risk Factors,” which could cause our actual results, performance or achievements for 2003 and beyond to differ materially from those expressed in, or implied by, any of these statements. You should not place undue reliance on any forward-looking statements. Except as otherwise required by federal securities laws, we undertake no obligation to release publicly the results of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling stockholder of our common stock. The selling stockholder will receive all of the net proceeds from the sale of the shares.

SELLING STOCKHOLDERS

The 1,000,000 shares of our common stock registered for public resale pursuant to this prospectus and listed under the column “Number of Shares Being Offered” includes shares which we issued to the selling stockholder in settlement of amounts we owed for legal services rendered. No person affiliated with the selling stockholder has held any position, office, or other material relationship with us or our affiliates within the past three years other than representing us as patent counsel.

The shares listed under the column “Number of Shares Being Offered” represents the number of shares that may be sold by each selling stockholder pursuant to this prospectus. Pursuant to Rule 416 under the Securities Act, the registration statement of which this prospectus is a part also covers any additional shares of our common stock which become issuable in connection with such shares because of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock

We do not know when or in what amounts the selling stockholder may offer shares for sale. The selling stockholder may or may not sell all or any of the shares offered by this prospectus. Because the selling stockholder may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares that will be held by the selling stockholder after completion of the offering, we cannot estimate the number of the shares that will be held by the selling stockholder after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholder.

The following table sets forth, to our knowledge, certain information regarding the beneficial ownership of the shares of common stock held by the selling stockholder as of the date hereof. Beneficial ownership is calculated based upon Securities and Exchange Commission requirements and is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, the selling stockholder named in this table has sole voting and investment power with respect to all shares beneficially owned. The presentation is based on 148,124,927 shares of our common stock outstanding as of December 1, 2003:

	Shares Beneficially Owned Prior to Offering		Number of Shares	Shares Beneficially Owned After Offering
Name of Selling Stockholders(1)	Number	Percentage	Being Offered	Number	Percent
Morgan & Finnegan, L.L.P.	1,000,000	*	1,000,000	0	0

(1)	Includes limited partners, donees and pledgees selling shares that are received from a named selling stockholder.

We prepared this table based on the information supplied to us by the selling stockholder named in the table.

PLAN OF DISTRIBUTION

We agreed to register for public resale the shares of our common stock issued to the selling stockholder, or its pledgees, donees, transferees or other successors in interest in connection with the selling stockholder’ acquisition of shares in the rights offering and pursuant to the terms of a stock purchase agreement dated December 15, 2003. The registration statement of which this prospectus is a part has been filed with the Securities and Exchange Commission pursuant to the registration rights agreement. We have agreed to use our best efforts to keep each such registration statement effective for a period of one year commencing on the effective date of the applicable registration statement. The aggregate proceeds to the selling stockholder from the sale of shares offered pursuant to this prospectus will be the prices at which such securities are sold, less any commissions. The selling stockholder may choose to not sell any or all of the shares of our common stock offered pursuant to this prospectus.

The selling stockholder, or its pledgees, donees, transferees or other successors in interest, may, from time to time, sell all or a portion of the shares of our common stock at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The selling stockholder may offer its shares of our common stock at various times in one or more of the following transactions:

•	in the over-the-counter market;

•	on any national securities exchange or market, if any, on which our common stock may be listed at the time of sale;

•	through block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	through purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•	in ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	through options, swaps or derivatives;

•	in privately negotiated transactions;

•	in transactions to cover short sales;

•	through any other legally permissible method; and

•	through a combination of any such methods of sale.

The selling stockholder may also sell its shares of our common stock in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus.

The selling stockholder may sell its shares of our common stock directly to purchasers or may use brokers, dealers, underwriters or agents to sell such shares. In effecting sales, brokers and dealers engaged by the selling stockholder may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions, discounts or concessions from a selling stockholder or, if any such broker-dealer acts as agent for the purchaser of such shares, from a purchaser in amounts to be negotiated. Such compensation may, but is not expected to, exceed that which is customary for the types of transactions involved. Broker-dealers may agree with a selling stockholder to sell a specified number of such shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions. In connection with such resales, broker-dealers may pay to or receive from the purchasers of such shares commissions as described above.

The selling stockholder and any broker-dealers or agents that participate with the selling stockholder in sales of its shares of our common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of such shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

From time to time the selling stockholder may engage in short sales, short sales against the box, puts and calls and other hedging transactions in our securities, and may sell and deliver its shares of our common stock in connection with such transactions or in settlement of securities loans. These transactions may be entered into with broker-dealers or other financial institutions. In addition, from time to time a selling stockholder may pledge its shares pursuant to the margin provisions of its customer agreements with its broker-dealer. Upon delivery of such shares or a default by a selling stockholder, the broker-dealer or financial institution may offer and sell such pledged shares from time to time.

We are required to pay all fees and expenses incident to the registration of the shares of our common stock. We have advised the selling stockholder that during such time as they may be engaged in a distribution of the shares of our common stock, they are required to comply with the anti-manipulative provisions of Regulation M under the Securities Exchange Act.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Pepper Hamilton LLP, Philadelphia, Pennsylvania.

EXPERTS

Our annual financial statements incorporated into this prospectus by reference to our annual report on Form 10-K, as amended, for the fiscal year ended December 31, 2002 have been audited by Grant Thornton LLP, independent public accountants, as indicated in their report with respect thereto and is included herein in reliance upon the authority of such firm as experts in accounting and auditing.

Part II

Information Not Required In Prospectus

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.

SEC registration fee	$33
Printing fees	500
Legal fees and expenses	5,000
Accounting fees and expenses	5,000
Miscellaneous fees and expenses	2,000

TOTAL	$12,533

Item 15.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (“Section 145”) permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and, in respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to above, or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

Article 9 of our Certificate of Incorporation provides that we shall indemnify our directors to the full extent permitted by the General Corporation Law of the State of Delaware and may indemnify our officers and employees to such extent, except that we shall not be obligated to indemnify any such person (1) with respect to proceedings, claims or actions initiated or brought voluntarily by any such person and not by way of defense, or (2) for any amounts paid in settlement of an action indemnified against by us without our prior written consent. We have entered into indemnity agreements with each of our directors and officers, including directors of our wholly owned subsidiaries. These agreements may require us, among other things, to indemnify such directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers, as the case may be, to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification and to obtain directors’ and officers’ liability insurance if available on reasonable terms.

In addition, Article 8 of our Certificate of Incorporation provides that a director of us shall not be personally liable to us or our stockholders for monetary damages for breach of his or her fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds or (4) for any transaction from which the director derives an improper personal benefit.

We have obtained a directors’ and officers’ liability insurance policy which entitles us to be reimbursed for certain indemnity payments we are required or permitted to make to its directors and officers.

Item 16.	List of Exhibits

The exhibits filed as part of this registration statement are as follows:

Exhibit		Description

5.1	*	Opinion of Pepper Hamilton LLP regarding legality of certain of the securities being registered.

10.1	(1)	Stock Purchase Agreement with Selling Securityholder dated December 15, 2003.

10.2	(1)	Settlement and Release with Selling Securityholder dated December 15, 2003.

23.1	*	Consent of Grant Thornton LLP.

23.2	*	Consent of Pepper Hamilton LLP (included in its Opinion filed as Exhibit 5.1 hereto).

24.1	*	Powers of Attorney (included on signature page)

*	Filed herewith.

(1)	Incorporated by reference to the Current Report on Form 8-K filed on December 16, 2003.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increases or decreases in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any additional or changed material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(iv)	provided, however, that paragraphs (a)(1)(i); and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, ISCO International Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Mt. Prospect, Illinois on December 16, 2003.

ISCO International Corporation

By:	/s/ Amr Abdelmonem

Amr Abdelmonem Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Exchange Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated. Each person whose signature appears below in so signing also makes, constitutes and appoints Amr Abdelmonem and Frank Cesario, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to execute and cause to be filed with the Securities and Exchange Commission any and all amendments and post-effective amendments to this Registration Statement and a related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and in each case to file the same, with all exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Amr Abdelmonem Amr Abdelmonem	Chief Executive Officer and Director	December 16, 2003

/s/ Frank Cesario Frank Cesario	Chief Financial Officer (Principal and Accounting Officer)	December 16, 2003

/s/ Stuart Chase Van Wagenen Stuart Chase Van Wagenen	Chairman of the Board of Directors	December 16, 2003

/s/ George M. Calhoun George M. Calhoun	Director	December 16, 2003

/s/ Thomas L. Powers Thomas L. Powers	Director	December 16, 2003

/s/ James J. Fuentes James J. Fuentes	Director	December 16, 2003

Exhibit Index

The exhibits filed as part of this registration statement are as follows:

Exhibit		Description

5.1	*	Opinion of Pepper Hamilton LLP regarding legality of certain of the securities being registered.

10.1	(1)	Stock Purchase Agreement with Selling Securityholder dated December 15, 2003.

10.2	(1)	Settlement and Release with Selling Securityholder dated December 15, 2003.

23.1	*	Consent of Grant Thornton LLP.

23.2	*	Consent of Pepper Hamilton LLP (included in its Opinion filed as Exhibit 5.1 hereto).

24.1	*	Powers of Attorney (included on signature page)

*	Filed herewith.

(1)	Incorporated by reference to the Current Report on Form 8-K filed on December 16, 2003.